SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

TERRA NETWORKS, S.A.
(Name of Issuer)

Ordinary shares, nominal value €2.00 per share
(Title of Class of Securities)

88100W103
(CUSIP Number)

Telefónica, S.A. Gran Vía, 28 28103 Madrid, Spain 011-34-91-584-0040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 88 100 W 103	13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TELEFÓNICA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 436,205,419 ordinary shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 436,205,419 ordinary shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 436,205,419 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.9%
14	TYPE OF REPORTING PERSON CO

   Preliminary Statement

     This Amendment No. 1 amends and restates the Schedule 13D filed August 1, 2003 by Telefónica, S.A. (“Telefónica”) relating to the ordinary shares, nominal value €2.00 per share, of Terra Networks, S.A. (“Terra Networks”), a corporation organized under the laws of the Kingdom of Spain.

     Telefónica is filing this Amendment No. 1 to revise information previously reported on the Schedule 13D in light of the fact that at meetings held on February 23, 2005, the Boards of Directors of Telefónica and Terra Networks approved a merger plan which provides for the merger of Terra Networks with and into Telefónica (the “Merger”). The merger plan is subject to the approval by the annual general shareholders’ meetings of both Telefónica and Terra Networks.

     Items 1-7 of the Schedule 13D filed August 1, 2003 by Telefónica are hereby amended and restated in their entirety as follows:

     Item 1. Security and Issuer

     This Amendment No. 1 relates to the ordinary shares, nominal value €2.00 per share, of Terra Networks. The address of the principal executive office of Terra Networks is Calle Nicaragua 54, 08029, Barcelona, Spain and the telephone number of Terra Networks’ registered offices is 011-34-93-493 2300.

     Item 2. Identity and Background.

     The address of the principal executive office of Telefónica is Gran Vía, 28, 28013, Madrid, Spain.

     Telefónica is a diversified telecommunications group which provides a comprehensive range of services in Spain and Latin America through one of the world’s largest telecommunications networks.

     Schedule 1 attached hereto, which is incorporated herein by reference, sets forth information regarding the Board of Directors and executive officers of Telefónica as required by this Item 2.

     Item 3. Source and Amount of Funds or Other Consideration.

     If the Merger is completed, holders of Terra Networks ordinary shares will receive 2 Telefónica ordinary shares for every 9 ordinary shares of Terra Networks they hold and holders of Terra Networks ADSs will receive 2 Telefónica ADSs for every 27 Terra Networks ADSs they hold. Each Terra Networks ADS represents one Terra Networks ordinary share, and each Telefónica ADS represents three Telefónica ordinary shares.

     Telefónica will not issue fractional ordinary shares. Terra Networks shareholders and ADS holders will receive cash from the sale of any fractional ordinary shares or ADSs of Telefónica they are entitled to receive in the Merger.

     Item 4. Purpose of Transaction.

     The objective of the Merger is for Terra Networks to merge by absorption with and into Telefónica pursuant to applicable Spanish law. Telefónica will thereby acquire the 24.1% of Terra Networks ordinary shares it does not already own. As a result of the Merger, Terra Networks will be dissolved and Telefónica will assume by universal succession all of its assets and liabilities.

     If the Merger is completed, Terra Networks will cease to exist and Telefónica intends to solicit the delisting of the Terra Networks ADSs from the Nasdaq National Market and terminate Terra Networks’ reporting obligations in the United States.

     Item 5. Interest in Securities of the Terra Networks.

     (a) Telefónica is the beneficial owner of 436,205,419, or 75.9%, of the ordinary shares of Terra Networks. In addition, one of Telefónica’s directors, Mr. Isidro Fainé Casas, owns 3,546 of the ordinary shares of Terra Networks.

     (b) Telefónica has the sole power to vote and dispose of all of the ordinary shares of Terra Networks that it holds.

     (c) Telefónica has not effected any transactions in ordinary shares or ADSs of Terra Networks in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Terra Networks.

     At meetings held on February 23, 2005, the Boards of Directors of Telefónica and Terra Networks approved and executed a merger plan in connection with the Merger (the “Merger Plan”). If the Merger Plan is approved by the shareholders of Telefónica and Terra Networks at their respective annual general meetings, holders of Terra Networks ordinary shares will receive 2 Telefónica ordinary shares for every 9 ordinary shares of Terra Networks they hold and holders of Terra Networks ADSs will receive 2 Telefónica ADSs for every 27 Terra Networks ADSs they hold.

     Item 7. Material to be Filed as Exhibits.

     1. Merger Plan (English translation).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2005

TELEFÓNICA, S.A.

By:	/s/ Antonio Alonso Ureba

	Name:	Antonio Alonso Ureba
	Title:	General Counsel and Secretary to
the Board of Directors of
Telefónica, S.A.

SCHEDULE 1

TELEFÓNICA, S.A.

DIRECTORS

(a) Mr. César Alierta Izuel	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chief Executive Officer and Chairman of the Board of Directors	(f) SPAIN

(a) Mr. Isidro Fainé Casas	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager of Caja de Ahorros y Pensiones de Barcelona “La Caixa”	(f) SPAIN

(a) Mr. José Antonio Fernández Rivero	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Director of BBVA and President of Adquira España, S.A.	(f) SPAIN

(a) Mr. José Fernando de Almansa Moreno-Barreda	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) International affairs advisor	(f) SPAIN

(a) Mr. José Cadenato Matía	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Manager of BBVA	(f) SPAIN

(a) Mr. Maximino Carpio García	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Director of Telefónica Móviles, S.A., Member of the Spanish economic and social	(f) SPAIN
committee, Professor of Economics of Autónoma University of Madrid and member of the
Advisory Committee of Abengoa, S.A.

(a) Mr. Carlos Colomer Casellas	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chairman of the Colomer Group and Vice-president of Indo International, S.A.	(f) SPAIN

(a) Mr. Alfonso Ferrari Herrero	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Director of CTC Chile, S.A. and of Telefónica del Perú, S.A.A.	(f) SPAIN

(a) Mr. José Fonollosa García	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager BBVA (retired)	(f) SPAIN

(a) Mr. Gonzalo de Hinojosa Fernández Angulo	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chairman and Chief Executive Officer of Cortefiel, S.A.	(f) SPAIN

(a) Mr. Miguel Horta e Costa	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chairman of Portugal Telecom SGPS, S.A.	(f) PORTUGAL

(a) Mr. Pablo Isla Álvarez de Tejera	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chairman of Altadis, S.A.	(f) SPAIN

(a) Mr. Luis Lada Díaz	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager of Telefónica, S.A.	(f) SPAIN

(a) Mr. Antonio Massanell Lavilla	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Executive General Manager of Caja de Ahorros y Pensiones de Barcelona “La Caixa”	(f) SPAIN

(a) Mr. Enrique Used Aznar	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chairman of Amper, S.A.	(f) SPAIN

(a) Mr. Mario Eduardo Vázquez	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chairman of Telefónica de Argentina, S.A.	(f) ARGENTINA

(a) Mr. Antonio Viana-Baptista	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chairman and Chief Executive Officer of Telefónica Móviles, S.A.	(f) PORTUGAL

(a) Mr. Gregorio Villalabeitia Galarraga	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager BBVA (retired)	(f) SPAIN

(a) Mr. Antonio Alonso Ureba	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Counsel and Secretary to the Board of Directors of Telefónica, S.A.	(f) SPAIN

EXECUTIVE OFFICERS

(a) Mr. Santiago Fernández Valbuena	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Chief Financial Officer of Telefónica, S.A.	(f) SPAIN

(a) Mr. Luis Abril Pérez	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager of Telefónica, S.A.	(f) SPAIN

(a) Mr. Guillermo Fernández Vidal	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager of Telefónica, S.A.	(f) SPAIN

(a) Mr. Francisco de Bergia González	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager of Telefónica, S.A.	(f) SPAIN

(a) Mr. Calixto Ríos López	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) General Manager of Telefónica, S.A.	(f) SPAIN

(a) Mr. Julio Linares López	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Executive Chairman of Telefónica de España, S.A.	(f) SPAIN

(a) Mr. José María Alvarez-Pallete López	(d) NO
(b) c/o Gran Vía 28, 28013 Madrid, Spain	(e) NO
(c) Executive Chairman of Telefónica Internacional, S.A.	(f) SPAIN